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                                                                 Exhibit (a)(7)
                           November 22, 1995, Wednesday


BAXTER TO ACQUIRE PSICOR FOR APPROXIMATELY $80 MILLION

   DEERFIELD, ILL. and SAN DIEGO, CA., November 22, 1995 -- Baxter Healthcare Corporation, a subsidiary of Baxter International Inc. (NYSE: BAX) and PSICOR, Inc., announced today that they have signed a definitive merger agreement for Baxter to acquire PSICOR for $17.50 per share, or approximately $80 million. PSICOR, which is publicly traded on Nasdaq, is a leading provider of cardiovascular perfusion services to U.S. hospitals that perform open-heart surgery. The agreement is subject to customary closing conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Baxter expects to complete the acquisition within the next several weeks.

   Baxter will initiate a tender offer for PSICOR's shares within five business days and has concurrently entered into a tender and option agreement with certain PSICOR shareholders who own about 45 percent of PSICOR's common stock. The tender will be subject to customary conditions, including the tender of at least 80 percent of the outstanding shares. The tender offer will be followed by a second-step cash merger at the same price. The parties also disclosed that it is a condition to the merger that PSICOR sell its PSICOR Office Labs subsidiary and that it has retained Dain Bosworth Incorporated to assist in marketing the property.

   "This acquisition strengthens our ability to offer customers a set of 'capitated' or fixed-cost products and services that will help hospitals manage the total cost of open-heart surgery," said Baxter Executive Vice President Lester B. Knight.

   Baxter's Cardiovascular business already is a leading provider of perfusion products, replacement heart valves and valve-repair products, and other products used in open-heart surgery. "The acquisition clearly will establish us as the leading provider of perfusion services and enhance our offering of products and services used to treat late-stage cardiovascular disease," said Mike Mussallem, group vice president of Baxter's Cardiovascular business.

   Earlier this year, Baxter acquired SETA, Inc., another company that offers perfusionists to hospitals on a contract basis.

   Michael Dunaway, Founder and Chief Executive Officer of PSICOR, stated, "We believe this transaction represents superior value to our shareholders, and, given Baxter's vast expertise in the health-care industry, our employees and client hospitals will be well served by this business combination."


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   PSICOR, based in San Diego, employs more than 450 perfusionists and technicians. Perfusionists run the heart-lung bypass machines used during open-heart surgery. PSICOR's customers include more than 400 hospitals across the United States. The company reported 1994 sales of about $82 million.

   Between 800 and 900 U.S. hospitals perform approximately 375,000 open-heart surgeries a year. About half of these hospitals contract out for perfusion services. "It's a growing business," Mussallem said. "More and more hospitals are asking us to provide specialized services, including perfusion services, due to the increased cost pressures of managed care."

   Baxter Healthcare Corporation is the principal U.S. operating subsidiary of Baxter International Inc. Through its subsidiaries, Baxter is the leading manufacturer and marketer of health-care products and services to health-care providers in nearly 100 countries. The company concentrates research-and-development programs in cardiovascular medicine, biotechnology, renal therapy and related medical fields.